SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO

                                 AMENDMENT NO. 2

                                 (RULE 14D-100)

          TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1) OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                             LANIER WORLDWIDE, INC.
              -----------------------------------------------------
                       (Name of Subject Company) (Issuer)


                              LW ACQUISITION CORP.
                          a wholly-owned subsidiary of
                               RICOH COMPANY, LTD.
--------------------------------------------------------------------------------
                       (Names of Filing Persons (Offeror))


                     COMMON STOCK, PAR VALUE $.01 PER SHARE
    (INCLUDING THE ASSOCIATED PARTICIPATING PREFERRED STOCK PURCHASE RIGHTS)
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    51589L105
              -----------------------------------------------------
                      (CUSIP Number of Class of Securities)


                           MASAMI TAKEIRI (PRESIDENT)
                   OR YUKIO MIZUTANI (TREASURER AND SECRETARY)
                              LW Acquisition Corp.,
      5 Dedrick Place, West Caldwell, New Jersey 07006 Tel: (973) 882-2000
--------------------------------------------------------------------------------
      (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)


                                    COPY TO:
                            MARC E. PERLMUTTER, ESQ.
                    Paul, Weiss, Rifkind, Wharton & Garrison
                           1285 Avenue of the Americas
                          New York, New York 10019-6064
                               Tel: (212) 373-3000

                            CALCULATION OF FILING FEE
--------------------------------------------------------------------------------
         TRANSACTION VALUATION*                        AMOUNT OF FILING FEE**
--------------------------------------------------------------------------------
              $256,166,248                                  $51,233.25
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*    For purposes of calculating the filing fee pursuant to Rule 0-11(d), the
     Transaction Valuation was calculated on the basis of (i) 84,768,152 outstanding shares of common stock, par value $.01 per share, of Lanier Worldwide, Inc. (the "Shares"), (ii) the tender offer price of $3.00 per Share and (iii) 2,245,984 options to acquire Shares with an exercise price at less than $3.00 under Lanier Worldwide, Inc.'s Stock Incentive Plan with an aggregate value of $1,861,792. Based on the foregoing, the transaction value is equal to the sum of (1) the product of number of outstanding Shares and $3.00 per Share and (2) the product of (A) 2,245,984 Shares which are subject to options to purchase Shares with an exercise price of less than $3.00 per share and (B) the difference between $3.00 per Share and the exercise price per Share of such options.

** The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, is 1/50th of one percent of the aggregate Transaction Valuation.

|X| Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid: $51,233.25       Filing Party: LW Acquisition Corp.

     Form or Registration No.: 005-57109      Date Filed: November 8, 2000

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

                  |X| third-party tender offer subject to Rule 14d-1. |_| issuer tender offer subject to Rule 13e-4.
                  |_| going-private transaction subject to Rule 13e-3. |_| amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|


         This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO (as amended and supplemented, the "Schedule TO"), filed with the Securities and Exchange Commission on December 8, 2000 by LW Acquisition Corp., a Delaware corporation ("Purchaser") and an indirect wholly-owned subsidiary of Ricoh Company, Ltd., a Japanese corporation ("Parent"), to purchase any and all of the issued and outstanding shares of common stock, par value $.01 per share (including the associated participating preferred stock purchase rights) (the "Common Stock"), of Lanier Worldwide, Inc., a Delaware corporation (the "Company"), at a purchase price of $3.00 per share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 8, 2000 (the "Offer to Purchase") and in the related Letter of Transmittal (the "Letter of Transmittal") (which, together with the Offer to Purchase, as amended or supplemented from time to time, constitute the "Offer"). Capitalized terms used herein but not defined herein shall have the meanings ascribed to them in the Offer to Purchase.

         Reference is hereby made to the press release dated December 22, 2000, which is attached hereto as Exhibit (a)(1)(I) and is incorporated herein by reference.


ITEM 11.          ADDITIONAL INFORMATION.

Item 11 of the Schedule TO is hereby amended and supplemented to include the following paragraph:

The sale of the Company's voice products business to a subsidiary of Platinum Equity, L.L.C., which was a condition to the tender offer and the Merger, closed on December 22, 2000. The Company issued a press release announcing the closing of the sale, a copy of which is attached hereto as Exhibit (a)(1)(I) and is incorporated herein by reference.

ITEM 12.          EXHIBITS.

Item 12 of the Schedule TO is hereby amended and supplemented to include the following exhibit:

(a)(1)(I) Press release, issued by the Company on December 22, 2000.



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

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


                                        LW ACQUISITION CORP.


                                        By   /s/  Yukio Mizutani
                                             ----------------------------------
                                             Name:  Yukio Mizutani
                                             Title: Secretary and Treasurer

December 22, 2000





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